EXHIBIT 7

Explanation of the report that CHT and R&H plan to set up a joint venture to provide cloud services

Date of events: 2012/06/11

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2012/06/11

3.Content of the report: CHT and Rhythm & Hues (R&H) plan to set up a joint venture to provide cloud services.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The Company follows internal process to evaluate every investment project and will make official announcement after completing all the procedures. Chunghwa Telecom has no comment on rumors or news reports.

6.Countermeasures: None

7.Any other matters that need to be specified: None